October 12, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Daniel Morris and Tom Jones

Re:	InspireMD, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed September 21, 2011 File No. 333-174948

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 3 to Form S-1 (“Amendment No. 3”), marked to show changes from Amendment No. 2 to Form S-1 filed by the Company on September 21, 2011.  We acknowledge receipt of the letter of comment dated October 5, 2011 from the Securities and Exchange Commission (the “Comment Letter”) with regard to the above-reference matter.  We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter.  The paragraph and page number references below are to those in Amendment No. 3.  The Company’s responses to the Comment Letter are numbered to correspond to the comment as numbered in the Comment Letter.  For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s corresponding response set forth immediately under such comment.

REGISTRATION STATEMENT ON FORM S-1

Risk Factors, page 5

1.
We note your response to prior comment 6. Please add separate risk factors to highlight the risks related to your operations in Israel. Also, include a risk factor that highlights that investors may experience difficulties in attempting to enforce judgments based upon U.S. federal securities laws against your non-U.S. resident directors and officers.

Response:

The Company has made the requested revision by adding the relevant risk factor on page 15 of Amendment No. 3.  In addition, as clarification to its risk factor on page 14 of Amendment No. 3 with respect to a possible violation of Israeli securities law, the Company notes that it has been advised by its Israeli counsel that counsel is unable to determine a date by which the Israel Security Authority may respond to InspireMD Ltd.’s application for no-action determination.

Haynes and Boone, LLP
Attorneys and Counselors
30 Rockefeller Plaza, 26th Floor
New York, New York 10112
Phone: 212.659.7300
Fax: 212.918.8989

U.S. Securities and Exchange Commission
October 12, 2011

2.
We note your response to prior comment 8. Please add a risk factor to highlight that your distributors have a contractual right to return all purchases to you for up to eighteen months from the purchase date.

Response:

The Company notes that among all of its distributors, only one distributor in Israel had a contractual right to return all purchases within 18 months of purchase and that only one distributor in Brazil maintains a contractual right to return all purchases within six months of purchase.  As noted on page 23 of Amendment No. 3, on May 9, 2011, the distributor in Israel agreed to revoke its previous rights to return purchases.  Because the distributor in Brazil that maintains its right to return purchases is not a material distributor of the Company’s products, the Company believes that this distributor’s contractual right to return all purchases is not material to the Company’s business.

We are subject to financial reporting and other requirements, page 15

3.	Please update the disclosure to clarify whether you have accomplished any of the objectives mentioned in the fourth sentence of this risk factor.

Response:

The Company has made the requested revision by updating its progress in accomplishing the objectives mentioned in the fourth sentence of this risk factor on page 15 of Amendment No. 3.  The Company has not fully accomplished any of the objectives, but is currently addressing all of the objectives.

Our Products, page 29

4.
Your revisions in response to prior comment 11 do not address the myocardial blush grade or rates of adverse cardiac events of other bare-metal and drug-eluting stents. Revise your disclosure in this section to provide comparative data for your competitors.

Response:

The Company has made the requested revision by addressing the myocardial blush grade and rates of adverse cardiac events of other bare-metal and drug-eluting stents on page 30 of Amendment No. 3.

Pre-Clinical Studies, page 31

 U.S. Securities and Exchange Commission
October 12, 2011

5.
We note your response to prior comment 14. Please clarify that the trials in 2005 and 2006 were limited to animal testing. Also, clarify that the comparisons mentioned in the fourth and fifth sentences of this section were based only on animal testing and not meaningfully connected to human subjects.

Response:

The Company has made the requested revision by clarifying that all pre-clinical studies were done on animal subjects and that the comparison of the results of the pre-clinical trials were based only on animal testing on page 31 of Amendment No. 3.

Clinical Trials, page 32

6.
Please revise the prospectus to provide the information set forth in your response to prior comment 13 regarding the reasons for your trial delays. Also, tell us why your tabular disclosure in this section does not include your clinical trial in Brazil mentioned in the fifth paragraph on page 34.

Response:

The Company has made the requested revision by providing reasons for the delays in the Company’s clinical trials and by including the 2010 Brazil clinical trial in the tabular disclosure on pages 32-33 of Amendment No. 3.

The Company notes that its use of the term “to be determined” with regard to milestones with respect to certain U.S. Food and Drug Administration trials is intended to mean that the achievements of such milestones are unable to be accurately predicted as they are too far in the future.  The Company further notes that its use of the term “to be determined” with regard to milestone dates in its pre-clinical and clinical trials is intended to mean that the Company has not yet decided when to schedule such milestones and an estimated date would not be appropriate disclosure.

Growth Strategy, page 37

7.
We note your response to prior comment 17. Please update the disclosure regarding the strategies mentioned in the bullet points in this section. For example, update to disclose whether you have partnered with companies as mentioned in the last bullet point.

Response:

The Company has made the requested revision by updating its growth strategy on pages 37-38 of Amendment No. 3.

Patents, page 40

U.S. Securities and Exchange Commission
October 12, 2011

8.	Please expand this section to disclose, if known, the reasons for the delays regarding your patent filings. We note the disclosure in this section that none of your 35 filed patents have been granted.

Response:

The Company has been advised by its patent attorneys that the lag between the filing of the Company’s patent applications and grant of the patents is normal and typical, as a result of examination delays in the United States Patent and Trademark Office and foreign patent offices.  In busy fields, such as stent-related technologies, a delay of three years or longer between filing of a United States patent application and issuance of the first official action by the examiner is typical.  In other countries, delays can be even longer.

The Company has updated the disclosure with respect to its patents on page 40 of Amendment No. 3.

Government Regulation, page 41

9.
We note your response to prior comment 16. Please reconcile the disclosure in this section that you need to submit applications for regulatory approval in various countries with the disclosure on page 23 that your product has been sold in those countries. Also, expand this section to disclose the material government regulations in Israel concerning your product.

Response:

The Company has made the requested revision by clarifying the countries in which it is seeking regulatory approval for its MGuard Prime product and by disclosing the material government regulations in Israel concerning MGuard products on page 41 of Amendment No. 3.

Customers, page 42

10.
Please update the disclosure concerning your material customers.  For example, we note the disclosure on page F-48 that a customer from India accounted for 40% of your revenues in the six months ended June 30, 2011. Also, disclose the terms of your agreements with your material customer and file the agreements as exhibits.

Response:

The Company has made the requested revision by disclosing the terms of its agreements with its material customers on page 42 of Amendment No. 3 and by filing its agreements with its material customers as exhibits 10.36, 10.37, 10.38 and 10.39 to Amendment No. 3.  The Company also notes that it has filed with Amendment No. 3 Exhibit 10.28 in its full form and is withdrawing its request for confidential treatment of Exhibit 10.28

Legal Proceedings, page 43

U.S. Securities and Exchange Commission
October 12, 2011

11.	We note your response to prior comment 25. Please update the disclosure in this section concerning litigation with Mr. Mayor and litigation disclosed on page F-50.

Response:

The Company has determined that the litigation concerning the former senior employee of the Company disclosed on page F-50 to Amendment No. 3 does not need to be disclosed as a legal proceeding under Item 103 of Regulation S-K.  The amount of damages in question does not meet the threshold called for by Item 103 of Regulation S-K.  Furthermore, this suit was not brought by a current officer, director or affiliate of the Company, which would require disclosure as a legal proceeding under Item 103 of Regulation S-K.

In addition, the Company has made the requested revision by updating its disclosures with respect to its litigation with Mr. Mayor on page 43 of Amendment No. 3.

Agreements with Executive Officers, page 45

12.
Please clarify that you entered into consulting agreements with A.S. Paz Management and Investment Ltd. and Israeli Society Ltd. through which you retained Mr. Paz to serve as your chief executive officer and Dr. Holzer to serve as your president. Also, tell us, with a view to disclosure, why you entered into consulting agreements with these entities instead of employment agreements with Mr. Paz and Dr. Holzer.

Response:

The Company has made the requested revisions on pages 45-46 of Amendment No. 3.

Certain Relationships and Related Party Transactions, page 55

13.
Please provide the disclosure required by Item 404(a) of Regulation S-K.  For example, we note that you do not disclose in this section the consulting agreements with A.S. Paz Management and Investment Ltd. and Israeli Society Ltd and the related party transactions disclosed in Note 9 on page F-19.  Also, tell us where you filed as exhibits the agreements mentioned in Note 9.

Response:

The Company notes that the terms of the consulting agreements with A.S. Paz Management and Investment Ltd. and Israeli Society Ltd were disclosed on pages 45 and 46 of Amendment No. 3 as part of the disclosure of executive compensation related to Item 402(o) of Regulation S-K.  As such, the Company believes that, pursuant to Instruction No. 5.a. to Item 404(a) of Regulation S-K, no additional disclosure of the consulting agreements is required under Item 404(a) of Regulation S-K.

Notes 9(a) and 9(c) of the Notes to the Consolidated Financial Statements on page F-19 of Amendment No. 3 discuss transactions between the Company or its subsidiaries and certain related parties that do not meet the size of transaction thresholds required for disclosure under Item 404 of Regulation S-K and are therefore not disclosed.  These agreements were not filed as exhibits because the Company did not deem them to be material.

Note 9(b) of the Notes to the Consolidated Financial Statements on page F-19 of Amendment No. 3 discusses the consultancy agreement between InspireMD Ltd. and Sara Paz.  The Company has disclosed this agreement as well as the subsequent consultancy agreement entered into with Sara Paz Management and Marketing Ltd., an entity wholly-owned by Ms. Paz, on page 55 of Amendment No. 3.  In addition, the Company has filed these consultancy agreements with Ms. Paz as Exhibits 10.40 and 10.41 to Amendment No. 3.

Note 9(d) of the Notes to the Consolidated Financial Statements on page F-19 of Amendment No. 3 discusses reductions in compensation for 2009 for Ofir Paz and Asher Holzer.  The amounts paid to Mr. Paz and Dr. Holzer pursuant to their employment agreements are disclosed under the column entitled “Salary” in the Summary Compensation Table in the “Executive Compensation” section on page 47 of Amendment No. 3.

Note 9(e) of the Notes to the Consolidated Financial Statements on page F-19 of Amendment No. 3 discusses the compensation paid by the Company to Ofir Paz and Asher Holzer in 2010.  The transactions are disclosed on pages 45 and 46 of Amendment No. 3.  The Company has filed these agreements with Mr. Paz and Dr. Holzer as Exhibits 10.14 and 10.15 and Exhibits 10.17 and 10.18, respectively, to Amendment No. 3.

As noted in Note 9(f) of the Notes to the Consolidated Financial Statements on page F-19 of Amendment No. 3, the total balance owed by the Company as of December 31, 2010 to related parties under “Other accounts payable” was approximately $121,000, of which approximately $97,000 represented amounts owed to Sara Paz for fees and expenses accrued over the life of her consultancy agreement with the Company, approximately $16,000 represented amounts owed to Asher Holzer and approximately $8,000 represented amounts owed to Ofir Paz.  The agreements under which these amounts were owed to Mr. Paz and Dr. Holzer are disclosed under the “Agreements with Executive Officers” section on pages 45 and 46 of Amendment No. 3.  The agreement under which these amounts were owed to Ms. Paz is discussed in further detail in the “Certain Relationships and Related Transactions” section on page 55 of Amendment No. 3.

As noted in Note 9(g) of the Notes to the Consolidated Financial Statements on page F-20 of Amendment No. 3, the total consulting fees paid by the Company in 2010 was approximately $226,000, of which $78,515 represented consulting fees paid to Ofir Paz, $74,813 represented consulting fees paid to Asher Holzer and approximately $72,600 represented consulting fees paid to Sara Paz, the wife of Ofir Paz.  The amounts paid to Mr. Paz and Dr. Holzer pursuant to their consulting agreements are disclosed under the column entitled “All Other Compensation” in the Summary Compensation Table in the “Executive Compensation” section on page 47 of Amendment No. 3.  The consulting fees paid to Ms. Paz are discussed in further detail in the “Certain Relationships and Related Transactions” section on page 55 of Amendment No. 3.  The Company has filed the relevant consultancy agreements with Ms. Paz as Exhibits 10.40 and 10.41 to Amendment No. 3.

Financial Statements for the Years Ended December 31, 2010 and 2009

Note 10 – Commitments and Contingent Liabilities, page F-20

c. Litigation, page F-21

14.
Please refer to our prior comment 25. Please revise your disclosure to provide an explanation, similar to the one provided in your response, of why you recorded the $134,000 and $53,000 of expenses in the year ended December 31, 2006 even though the claims were not submitted until 2010. In particular, include disclosure of your conclusion that the conditions requiring you to record each charge existed in fiscal 2006 at the time of the events that gave rise to the litigation and were not triggered by the formal claims filed by the plaintiffs in fiscal 2010.

U.S. Securities and Exchange Commission
October 12, 2011

Response:

The Company has made the requested revision by explaining why the expenses were recorded in the year ended December 31, 2006 on page F-21 of Amendment No. 3.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

cc:           Ofir Paz, InspireMD, Inc.